Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

The following article was published in Authority Magazine on July 3, 2024:

Mihir Dange Of XCF Global Capital On The Future of Air Travel in The Post Covid World

Flexible Booking Policies: Airlines are expected to maintain flexible booking policies introduced during the Pandemic. This includes options for free date changes, refunds, and credits, providing travelers with peace of mind and flexibility in uncertain times.

As part of our series about “The Future Of Air Travel”, I had the pleasure of interviewing Mihir Dange, CEO XCF Global Capital.

Seasoned executive with 20+ years’ experience identifying transformative opportunities across transportation and finance. As CEO of XCF Global Capital, he leverages keen market insights and visionary leadership to drive sustainable growth.

Thank you so much for joining us in this interview series! Before we dive in, our readers would love to get to know you a bit better. Can you tell us a story about what brought you to this specific career path?

Absolutely! My journey to this career path has been quite an adventure. I began as a commodities trader and eventually started my own market-making firm, spending about 14 years down on Wall Street. My passion for commodities has always driven me, and I’ve continually sought out opportunities that intersect with this interest.

More recently, I was involved in a project focused on the electrification and decarbonization of the New York City taxi fleet. This experience was pivotal for me. It highlighted the critical importance of sustainability and opened my eyes to the significant impact that clean energy solutions can have on urban environments.

The intersection of my background in commodities and my work on sustainable urban transportation naturally led me to the field of sustainable aviation fuel. It combines my passion for commodities with a forward-thinking approach to sustainability. This confluence of interests and experiences is what ultimately brought me into the realm of sustainability and sustainable aviation fuel.

Can you share the most interesting story that happened to you since you started your career?

One of the most interesting stories from my career actually happened quite early on. I was one of the fastest to graduate from my training program, performing so well that my mentor asked me to start a company with him. This was a significant turning point that I didn’t see coming.

Reflecting on my career, I often feel like I’ve been incredibly fortunate with my timing and opportunities. For instance, when I graduated from school, I had three job offers. Two of those were with Bear Stearns and Lehman Brothers. I happened to choose the third option, which turned out to be the right choice given the eventual fate of those firms.

In the world of commodities trading, which has a notoriously low success rate, I found myself thriving and achieving success. It’s almost like I have a knack for being in the right place at the right time.

A particularly impactful experience was when I was involved in implementing regulations in New York City to level set debt for taxi drivers. This initiative coincidentally placed me at the heart of sustainability issues.

Another interesting experience was a single television interview on cable news that unexpectedly flourished into numerous opportunities on a variety of channels and programs. This series of fortunate events has not only shaped my career but also reinforced my belief in the power of seizing the right opportunities when they come.

Can you share a story about the funniest mistake you made when you were first starting? Can you tell us what lesson you learned from that?

When I was first starting out in the industry, I made a pretty amusing mistake. Instead of referring to Sustainable Aviation Fuel as “SAF,” I used to call it “A-S-F.”

What I learned from that experience is the importance of getting acronyms right in what I like to call the “acronym soup” of our industry. These abbreviations might seem trivial, but they carry a lot of weight and meaning. Understanding and using them correctly is crucial because each acronym represents a complex concept or a critical component of our supply chain.

Which tips would you recommend to your colleagues in your industry to help them to thrive and not “burn out”? Can you share a story about that?

•	Meditate: Take time each day to clear your mind and reset. Meditation can significantly improve mental clarity and reduce stress.
•	Stay Organized: Keep detailed to-do lists and create priority lists. With so many tasks coming at you from both work and personal life, it’s essential to prioritize effectively.
•
Balance Your Time: Striking a balance is crucial. Otherwise, your time gets stretched too thin. This is particularly important in our global industry, where you might be dealing with colleagues across various time zones.

To illustrate, let me share a story from my own experience. Our team operates worldwide, with members spanning from 12 hours ahead to 3 hours behind my local time. This global reach means that my day can easily be consumed by calls as I try to coordinate with everyone.

I used to wake up at 5:30 AM to call our team in Shanghai because it was a good time for them. After that, I would work out and then be on calls from 9:00 AM until 7:00 or 8:00 PM to accommodate everyone, including those on the West Coast. This schedule left very little time for anything else and was not sustainable in the long run.

I realized that to avoid burnout, I needed a better system. Centralizing communication and creating a seamless flow of information regardless of time zones became crucial. This organizational structure allows for the free-flowing movement of information, enabling the company to grow without overloading any single individual.

By prioritizing tasks, organizing effectively, and ensuring a balanced schedule, you can maintain mental clarity and sustain productivity without burning out.

None of us are able to achieve success without some help along the way. Is there a particular person who you are grateful towards who helped get you to where you are? Can you share a story?

None of us are able to achieve success without some help along the way. For me, it’s our incredible team that has been instrumental in getting us to where we are today. Everyone within our company has been nothing but supportive and has consistently championed our efforts.

One particular story that stands out involves our team in Shanghai. They embody the dedication and hard work that have driven our success. By day, they manage their own local tasks, and by night, they synchronize with our hours, essentially working around the clock. This level of commitment and energy expenditure is truly remarkable and something that cannot be easily replicated.

Their relentless effort and dedication have significantly contributed to our company’s achievements. It’s this kind of teamwork and shared determination that have been the backbone of our progress. For their unwavering support and hard work, I am extremely grateful.

Can you share with our readers how you have used your success to bring goodness to the world?

We are at the forefront of developing sustainable aviation fuel (SAF) with the goal of decarbonizing the aviation industry, which currently contributes about 3% of global emissions. Our mission is to play a pivotal role in reducing the carbon footprint of aviation, thereby helping to decarbonize the planet.

To achieve this, we are building infrastructure across the country and exploring opportunities globally. Our efforts are focused on creating a robust network that supports the widespread adoption of SAF, ultimately reducing aviation’s significant environmental impact.

Our commitment goes beyond immediate business goals. We recognize the urgency of addressing climate change to prevent exacerbating global issues that will affect future generations. By 2050, if we do not address these challenges, the consequences could be severe for our children and grandchildren. The aviation industry, due to its significant impact, presents a critical area for intervention.

Our dedication to sustainability is driven by the desire to make a meaningful difference. We believe that through our work in SAF, we can contribute to a cleaner, more sustainable future for the planet.

Thank you for that. Let’s jump to the core of our discussion. Can you share with our readers about the innovations that you are bringing to the Aviation and Air Travel industries?

Absolutely! The innovation we’re driving centers around the technological advancements in converting organic feedstock materials into synthetic fuels that can be used directly in aviation engines. It’s truly remarkable that we can take fats, oils, or greases and transform them into a carbon-reductive synthetic kerosene. This sustainable fuel allows aircraft to fly around the world with a significantly reduced carbon footprint.

But we’re not stopping there. We’re also exploring future technologies that utilize alcohol and a variety of waste materials to create these sustainable fuels. The science behind taking such diverse feedstocks and turning them into viable aviation fuel is incredible.

These innovations are not only reducing the environmental impact of air travel but are also paving the way for a more sustainable future in aviation. By continually advancing these technologies, we aim to make a lasting positive impact on the industry and the planet.

Which “pain point” are you trying to address by introducing these innovations?

The primary pain points we are addressing with our innovations are cost and carbon footprint.

Firstly, the cost of producing sustainable aviation fuel (SAF) has been a significant barrier. By developing more efficient technologies and processes for converting organic materials into synthetic fuels, we aim to reduce production costs. This makes SAF more economically viable and accessible for widespread use in the aviation industry.

Secondly, our innovations focus on reducing the carbon footprint of air travel. Traditional aviation fuels contribute significantly to global carbon emissions. By creating carbon-reductive synthetic kerosene from renewable sources, we can dramatically decrease the environmental impact of flying. Our goal is to make aviation more sustainable, thereby contributing to the global effort to combat climate change.

Addressing these two critical issues — cost and carbon footprint — will help drive the adoption of sustainable practices in aviation and make a substantial positive impact on our planet.

How do you envision that this might disrupt the status quo?

The current status quo heavily relies on petroleum-based products, especially in industries like aviation. Our innovation in sustainable aviation fuel (SAF) aims to shift this paradigm towards using renewable and sustainable alternatives. This shift not only addresses the environmental impact of traditional fuels but also opens up new possibilities for advancing sustainable practices across industries.

The ideal scenario is to develop sustainable products that can achieve cost parity with petroleum-based products. This would be a game-changer, potentially altering the landscape of existing industries. It could encourage widespread adoption of sustainable alternatives, reducing dependence on fossil fuels and significantly lowering carbon emissions.

Moreover, our focus on carbon-reductive synthetic fuels aligns with global efforts towards decarbonization. By reducing the carbon footprint of aviation and other sectors, we contribute to the broader goal of mitigating climate change and creating a cleaner environment for future generations.

In terms of disruption, our innovations may challenge legacy petroleum refiners in ways they haven’t experienced in over a century. This could spur competition and innovation within the energy sector, ultimately accelerating the transition towards a more sustainable future.

Are there exciting new technologies that are coming out in the next few years that will improve the Air Travel experience? We’d love to learn about what you have heard.

On the sustainability front, several promising technologies are emerging that are set to revolutionize the aviation industry:

1.
Alcohol to Sustainable Fuel Conversion: Researchers are developing methods to convert alcohol into sustainable aviation fuel (SAF). This approach utilizes renewable alcohol sources to produce eco-friendly jet fuel.

2.
Power to Hydrocarbon Conversion: Another exciting advancement involves converting power directly into liquid hydrocarbons. This innovative technology aims to create synthetic fuels from renewable power sources, reducing carbon emissions from air travel.

3.
Waste to Sustainable Aviation Fuel: Utilizing waste materials to produce SAF is gaining traction. This process transforms various waste streams into usable aviation fuel, contributing to both environmental sustainability and resource efficiency.

In addition to these upcoming technologies, there is growing interest in hydrogen-powered aviation. Hydrogen capsules, for instance, could potentially be used to fuel aircraft on a capsule-by-capsule basis. This represents a significant leap in exploring alternative fuel sources for aviation, potentially reducing reliance on traditional fossil fuels.

These innovations are poised to enhance the air travel experience by reducing carbon footprints, increasing sustainability, and exploring new frontiers in aviation technology.

As you know, the Pandemic changed the world as we know it. For the benefit of our readers, can you help spell out a few examples of how the Pandemic has specifically impacted Air Travel?

During the pandemic, air travel virtually came to a standstill. Lockdowns, travel restrictions, and widespread concerns about safety led to a dramatic decrease in flights worldwide. Many airlines faced unprecedented financial challenges as passenger numbers plummeted.

Now, in the post-pandemic era, we are witnessing a remarkable rebound in air travel. There has been an explosion in both business and leisure travel as people take advantage of opportunities to explore and reconnect. Business travelers, in particular, are returning to the skies in numbers comparable to or even exceeding pre-pandemic levels.

Overall, there is a projected growth in travel demand leading up to 2050. This growth underscores the challenge of achieving carbon neutrality in air travel within the specified timeframe.

Additionally, the cost structure of airline tickets has been impacted by rising fuel costs. Some airlines are now introducing sustainability initiatives, reflecting a growing consumer preference for environmentally responsible travel options.

In summary, post-pandemic trends show a surge in air travel, driven by both business and leisure travelers. This resurgence presents opportunities and challenges as the industry navigates toward a more sustainable future amidst increasing travel demand.

Can you share five examples of how the Air Travel experience might change over the next few years to address the new realities brought by the Pandemic?

Certainly! With the enthusiasm for in-destination activities, growing interest in more diverse destinations, and the return of baby boomers in greater numbers add to the positive indicators for travel. And workplace flexibility appears poised to further buoy demand. Looking ahead, there are several ways the air travel experience is likely to evolve in response to the new realities brought by the Pandemic:

1.
Enhanced Health and Safety Protocols: Airlines and airports will continue to prioritize health and safety measures to reassure travelers. This includes enhanced cleaning protocols, improved ventilation systems, and contactless technologies to minimize physical contact.

2.
Digital Transformation: There will be a greater emphasis on digital solutions throughout the travel journey. From touchless check-in and boarding processes to digital health passports, technology will play a crucial role in streamlining and safeguarding the travel experience.

3.
Flexible Booking Policies: Airlines are expected to maintain flexible booking policies introduced during the Pandemic. This includes options for free date changes, refunds, and credits, providing travelers with peace of mind and flexibility in uncertain times.

4.
Emphasis on Sustainability: There is a growing awareness and demand for sustainable travel options. Airlines will increasingly adopt sustainable practices, such as using biofuels and reducing single-use plastics, to mitigate their environmental impact and meet consumer preferences.

5.
Personalized Travel Experiences: Travelers are seeking more personalized experiences tailored to their preferences and comfort levels. Airlines and travel providers will innovate to offer customizable travel packages, curated destination experiences, and flexible travel itineraries that cater to individual needs.

These changes reflect a shift towards a more resilient and adaptable air travel industry, committed to addressing the challenges and opportunities arising from the Pandemic while meeting evolving consumer expectations.

You are a person of great influence. If you could start a movement that would bring the most amount of good to the most amount of people, what would that be? You never know what your idea can trigger. :-)

If I could start a movement that would bring the most amount of good to the most amount of people, it would focus on creating a comprehensive support ecosystem for unhoused individuals. I envision a program that goes beyond temporary assistance to address the root causes of being unhoused and empower individuals to rebuild their lives.

The main idea is to establish a holistic education and support system for unhoused individuals. This would involve:

1.
Education and Skill Development: Providing access to education and vocational training programs tailored to their interests and strengths. This could include basic education, job skills training, and entrepreneurship courses to empower individuals with sustainable skills.

2.
Personal Care and Hygiene: Offering comprehensive support for personal hygiene, including access to showers, clean clothes, and grooming services. This not only boosts self-esteem but also prepares individuals for job interviews and daily interactions.

3.
Temporary Housing: Providing safe and temporary housing solutions as a stepping stone towards stable accommodation. This could involve partnerships with shelters or transitional housing programs to ensure a supportive environment during the transition.

4.
Job Placement and Support: Partnering with local businesses and organizations to create employment opportunities specifically tailored for program participants. This includes interview coaching, resume building, and ongoing support to ensure successful integration into the workforce.

5.
Community Integration: Fostering community support and integration through mentorship programs, peer support groups, and engagement with local community resources. Building strong social networks can provide ongoing support and reduce isolation. By creating such an ecosystem, we can empower these individuals with the tools, skills, and support needed to break the cycle of being homeless and achieve long-term stability. This approach not only transforms individual lives but also contributes to building a more inclusive and compassionate society.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3 Acquisition Company’s (“BHAC”) and XCF Global Capital, Inc.’s (“XCF”) expectations with respect to future performance and anticipated financial impacts of the business combination and the acquisitions of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the New Rise acquisitions and the timing of the consummation of the business combination and the New Rise acquisitions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by BHAC and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by BHAC’s public stockholders in connection with the business combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or the New Rise acquisitions or with regard to the Company’s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against BHAC, XCF, Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”) or others; (5) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the inability of XCF to successfully or timely consummate the New Rise acquisitions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (8) the ability to meet stock exchange listing standards following the consummation of the business combination; (9) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch operations in the New Rise plant in Reno, Nevada in the near future; (10) the risk that the proposed transactions disrupt current plans and operations of BHAC or XCF as a result of the announcement and consummation of the proposed transactions; (11) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the proposed transactions; (13) changes in applicable laws or regulations; (14) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (15) the possibility that BHAC, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of BHAC, dated October 4, 2021, and other filings with the SEC, including the registration statement on Form S-4 to be filed with the SEC by BHAC or a successor entity in connection with the transaction (the “Registration Statement”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or BHAC’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that BHAC or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BHAC’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication. These forward-looking statements should not be relied upon as representing BHAC’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While BHAC or XCF may elect to update these forward-looking statements at some point in the future, BHAC and XCF specifically disclaim any obligation to do so.

Additional Information about the Proposed business combination and Where to Find It

In connection with the business combination, BHAC and XCF intend to prepare, and BHAC (or NewCo) intends to file with the SEC the Registration Statement containing a prospectus with respect to the securities to be issued in connection with the business combination, a proxy statement with respect to the stockholders’ meeting of BHAC to vote on the business combination and certain other related documents. Investors, securityholders and other interested persons are urged to read, when available, the preliminary proxy statement/prospectus in connection with BHAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the business combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about BHAC, XCF and the business combination. When available, BHAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that BHAC will send to its stockholders in connection with the business combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by BHAC, XCF or a newly formed successor entity with the SEC, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

BHAC, NewCo and each of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of BHAC’s stockholders in connection with the business combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of BHAC’s stockholders in connection with the business combination will be in the Registration Statement and the proxy statement/prospectus included therein, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of BHAC’s directors and officers in BHAC’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of BHAC for the business combination.

XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of BHAC in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the proxy statement/prospectus of BHAC for the business combination when available.

No Offer or Solicitation

This Current Report on Form 8-K relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.